
Mail Stop 3561

October 14, 2008

Mr. Barry D. Emerson
Chief Financial Officer
Big 5 Sporting Goods Corporation
2525 East El Segundo Blvd.
El Segundo, CA

> **Re: Big 5 Sporting Goods Corporation**
> **Form 10-K for the Fiscal Year Ended December 30, 2007**
> **Filed March 10, 2008**
> **Form 10-Q for the Quarterly Period Ended June 29, 2008**
> **Filed August 1, 2008**
> **File No. 0-49850**

Dear Mr. Emerson:

We have reviewed your response letter filed on July 24, 2008 to our comment letter dated July 10, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2007

1.   We have reviewed your response to comment 2 in our letter dated July 10, 2008. As noted in Rule 12-09 of Regulation S-X, Schedule II should not only include accounts that are deducted from assets in the balance sheet but also reserves. It is therefore unclear to us why reclassification of your allowance for sales returns from a contra-asset account to a liability account would change your conclusion as to the appropriateness of including this allowance in Schedule II. Considering this guidance and the nature of your operations, please confirm that you will continue to include a rollforward for your allowance for sales returns in Schedule II or within the footnotes to your financial statements in future filings.

Form 10-Q for the Quarterly Period Ended June 29, 2008

Note 1. Description of Business, page 6

Reclassifications and Adjustments, page 7

2.   We note that you recorded a pre-tax charge of $1.5 million during the second quarter of 2008 to correct an error in your previously recognized straight-line rent expense. Please tell us the nature of the error and when (the date) and how you detected the error. Considering that the $1.5 million charge represents approximately 53% and 16% of pre-tax income for the 13 and 26 weeks ended June 28, 2008, respectively, please also tell us your basis for recording the cumulative effect of the error in income during the quarter rather than reporting the error as a prior period adjustment in accordance with the guidance in paragraphs 25 of SFAS 154 and 18 of APB 9. Please also clarify if you initially discovered these errors prior to or after your adoption of SAB 108 and how you considered SAB 108 in accounting for your error corrections. Since correcting the errors during 2008 appears to have materially misstated 2008 income, it is unclear why your prior period financial statements were not corrected, even if the revisions were considered immaterial to your prior year financial statements. In responding to our comment, please provide us with your qualitative and quantitative assessment of materiality for the quarterly and annual periods presented which supports your conclusion that these adjustments are not material to your historical financial statements. In your response, please provide a table showing the previously reported and "as adjusted" amounts. Please also refer to SAB Topic 99.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director